AB 3/17

15025014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 9 2015
WASH. D.C. 201

SEC FILE NUMBER
8-53161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18958 Daisetta Street, Suite 305
(No. and Street)

Rowland Heights (City) CA (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James K. Tien 626 581-7658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/15

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maia Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.E.O.

Title

Notary Public

NEIL M. FAULMINO
Commission # 1971415
Notary Public - California
Los Angeles County
My Comm. Expires Mar 8, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maia Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Maia Securities, Inc.
Rowland Heights, CA 91748

I have audited the accompanying statement of financial condition of Maia Securities, Inc. (the "Company"), a California corporation, as of December 31, 2014 and the related statements of income (loss), changes in shareholder's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America except that the Company Defined Benefit Pension Plan is reported only as a footnote.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 20, 2015
March 5, 2015

Maia Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalent		$ 344,155
Commissions receivable		52,927
Clearing broker deposit		63,352
Other Receivable		13,003
Prepaid expenses		425
Deposits		3,200
Furniture and fixtures net of depreciation of $87,922		67,083
Leasehold improvements net of amortization of $5,140		1,591
Total Assets		$ 545,736

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued liabilities		$ 6,675
Commissions payable		4,838
Income taxes payable		-
Pension payable		70,000
Total Liabilities		81,513
Shareholders' Equity		
Common stock ($30.82 par value, 100,000 shares authorized ; 1,000 shares issued and outstanding)	$ 30,819	
Paid-in capital	119,765	
Retained earnings	313,639	464,223
Total Liabilities and Shareholder's Equity		$ 545,736

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 806,835
Interest income	49,424
Total Revenues	856,259
Direct Costs	
Clearance fees	267,996
Commission expense	187,767
Data processing and access fees	30,651
Total Direct Costs	486,414
Operating Expenses	
Auto expense	22,144
Depreciation and amortization	8,396
Insurance	20,410
Legal and professional fees	9,283
Office expenses	18,160
Outside services	12,352
Pension contribution	70,000
Rent (net of share paid from affiliate)	9,550
Salaries, wages and related expenses	82,400
Telephone	2,695
All others	16,202
Total Operating Expenses	271,592
Income Before Income Tax Provision	98,253
Income Tax Provision	1,474
Net Income	$ 96,779

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2013	1,000	$ 30,819	$ 119,765	$ 266,860	$ 417,444
Net Income				96,779	96,779
Distribution				(50,000)	(50,000)
Balance, December 31, 2014	1,000	$ 30,819	$ 119,765	$ 313,639	$ 464,223

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash flow from operating activities:	
Net income	$ 96,779
Depreciation and amortization	8,396
Adjustment to reconcile net income to net	
cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Commissions receivable	(12,802)
Other receivable	290
Prepaid expenses	208
Deposits	-
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	(27,892)
Pension payable	-
Commissions payable	(7,092)
Income taxes payable	-
Net cash provided by operating activities	57,887
Cash flow from investing activities:	
Purchase of furniture and fixtures	(596)
Net cash used for investing activities	(596)
Cash flow from financing activities:	
Capital distribution	(50,000)
Net cash used in financing activities	(50,000)
Net increase (decrease) in cash	7,291
Cash at beginning of year	336,864
Cash at end of year	$ 344,155
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Income taxes paid	$ 1,474

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Maia Securities, Inc. (the Company) was incorporated in the State of California on February 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Mutual fund retailer
- Put and call broker or dealer or option writer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Provision for Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Note 2 – Significant Accounting Policies (continued)

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Employee Benefit Plans – The Company sponsors a defined benefit pension plan and reports the funded status of the plan in its statement of financial position and measures the plan assets and benefit obligations as of December 31.

In December 2008, authoritative guidance was issued that requires employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of this guidance was to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, and fair value measurements determined using significant unobservable inputs of a reconciliation of changes between the beginning and ending balances. The Company adopted the new disclosure requirements for the year ended December 31, 2008.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Maia Securities, Inc.
Notes to Financial Statements
December 31, 2014

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 344,155	$ -	$ -	$ 344,155
Clearing deposits	63,352	-	-	63,352
Total	$ 407,507	$ -	$ -	$ 407,507

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 52,927	$ 0

Note 5 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2014 was $63,352.

Note 6 – Related Party

The Company has an expense sharing arrangement with an affiliate whereby the affiliate reimburses the Company 50% of all expenses including office space, telephone and office supplies. During the year ending December 31, 2014, the Company billed the affiliate $13,002 and the balance receivable from the affiliate at December 31, 2014 is $13,002.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Maia Securities, Inc.
Notes to Financial Statements
December 31, 2014

Note 7 - Concentration of Credit Risk

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8 – Certificate of Deposit

The company holds one certificate of deposit with a value of $309,669in additional to checking account with approximately $2,800 balance December 31, 2014. These two amounts combined exceed the insured level of $250,000.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $373,920 which was $366,154 in excess of its required net capital of $7,766. The Company's net capital ratio was .25 to 1.

Note 10 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2014, the Company recorded $1,474 in California taxes.

Note 11 – Employee Benefit Plans

The Company sponsors a contributory defined benefit pension plan for qualifying employees. The amount of the annual benefit to be paid at normal retirement date is based on credited service, which varies based on participant hire dates.

Economic assumptions used to determine the benefit obligations recognized in the statements of financial position are:

Discount rate	5%
Rate of compensation increase	5%

Note 11 – Employee Benefit Plans (continued)

Weighted average assumptions used to determine the net periodic benefit cost are:

Discount rate	5.19%
Expected return on plan assets	6%
Rate of compensation increase	5%

The Company is utilizing a yield curve methodology to determine its discount rate. This methodology uses a weighted average yield to determine the plan's discount rate by forecasting the plan's expected benefit payments by year.

The expected return on plan assets was derived by reviewing historical returns, preparing several models about future expected returns using the current diversified asset mix and conducting a historical study of market recoverability.

For the year ending December 31, 2014, the Company expects to contribute $ 70,000 to the defined benefit pension plan.

The following tables provide further information about the Company's pension plan:

December 31, 2014

Benefit obligations	$2,300,000
Fair value of plan assets, net of plan liabilities of	$2,350,000
Net unfunded status of the plan recognized	
As a liability in the statement of financial positions	$ 0
Employer contributions	$ 0
Benefit payments	$ 0
Accumulated benefit obligation	$2,400,000
Periodic benefit cost for the year ended	$ 0

Amounts in unrestricted net assets that have not yet been recognized as a component of net periodic benefit cost compromise the following:

	Unrecognized Prior Service Cost	Actuarial Loss
Balance, December 31, 2014	$ 0	$ 0

The amounts in unrestricted net assets are expected to be recognized as a component of net periodic benefit cost for the year ending December 31, 2014 are $ 0 and $ 0, representing amortization of net prior service cost and amortization of actuarial loss, respectively.

Note 11 – Employee Benefit Plans (continued)

Estimated future defined benefit pension payments reflecting expected future service for each of the five years subsequent to December 31, 2014 and in the aggregate for the five years thereafter are as follows:

Year Ending December 31,	Amount
2015	$ 0
2016	0
2017	0
2018	0
2019-2023	0

There were no significant changes to the plan during the year.

Note 12 – Exemption from the SEC Rule 15c3-3

Maia Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 13 – Operating Lease Commitments

The company leased office space under a non-cancellation operating lease expiring September 16, 2016. The company subleases a portion of the office space. At December 31, 2014, future minimum lease payments were as follows:

2015 $13,600

Note 14– Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 18, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Maia Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 464,223
Non allowable assets		
Other receivable	$ 13,003	
Prepaid expenses	425	
Deposits	3,200	
Furniture and fixtures net of depreciation of $87,922	67,083	
Leasehold improvements net of amortization of $5,140	1,591	(85,302)
Net Capital		$ 378,921
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 5,434
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,434
Excess Capital		$ 3,73,487
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 370,770
Computation of Aggregate Indebtedness		
Total liabilities		$ 81,513
Aggregate indebtedness to net capital		0.22

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 378,920
Variance - Rounding	1
Net Capital per Audited Report	$ 378,921

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Maia Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Maia Securities, Inc.

I have reviewed management's statements, included in the accompanying Maia Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 20, 2015
March 5, 2015

美亞証券
Maia Securities, Inc.

Member of FINRA. SIPC

2/10/15

Date: 10/29/2014

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Maia Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period June 1, 2014 to Dec 31, 2014.

Sincerely,

James K. Tien
CEO / Maia Securities, Inc.

18958 Daisetta St. #305 Rowland Heights, CA 91748
Tel: (626) 581-7658 • Fax: (626) 581-7608

AS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/978-5089
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Maia Securities, Inc.
Rowland Heights, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Maia Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Maia Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Maia Securities, Inc.'s management is responsible for Maia Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting that deductions 2c(3) for commissions and clearance paid to other SIPC members were overstated and 2c(9 II) 40% margin interest was also overstated (see reconciliation below);

Maia Securities, Inc.
Maia SIPC 7 reconciliation
December 31, 2014

Item No.		Per SIPC 7	Per Audit	Difference
2a	Total revenue	$856,257	$856,257	$ -
Deductions				
2c(3)	Commissions and clearing fees paid to other SIPC members	455,787	267,996	(187,791)
2c(9 II)	40% of margin interest earned on customer accounts	19,769	15,835	(3,934)
	Total deductions	475,556	283,831	(191,725)
2d	SIPC Net Operating Revenues	380,701	572,426	191,725
2e/2A	General Assessment @ .0025	**951.75**	**1,431.06**	**$ 479.31**
2B	Less payment made with SIPC 6	631.74	631.74	
2F	Assessment balance due	320.01	799.32	
2G	Paid with SIPC 7		(320.01)	
	Additional balance due with amended SIPC 7		**$ 479.31**	

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting the differences in item #3 above.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2015
Amended March 5, 2015